[Wachtell, Lipton, Rosen & Katz Letterhead]

March 9, 2006

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549-0406

Attn:	Mathew Benson

             Ellie Quarles

Re:	Tommy Hilfiger Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed February 24, 2006
File No. 1-11226
Form 10-K for Fiscal Year Ended March 31, 2005
Filed November 18, 2005
File No. 1-11226

Dear Mr. Benson and Ms. Quarles:

On behalf of our client Tommy Hilfiger Corporation (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) received by telecopy on March 7, 2006, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the

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“Exchange Act”), filed by the Company on February 24, 2006 (“Amendment No.1”). For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose two copies of the changed pages of the revised preliminary proxy statement (the “Proxy Statement”), which is being filed with the Commission today, marked to show changes from Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.

We represent the Company. To the extent any response relates to information concerning Parent, Merger Sub, the Apax Funds or JPMorgan, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.

Preliminary Proxy Statement on Schedule 14A

The Merger, page 19

Background of the Merger, page 19

1.	Please clarify whether Mr. Onnink had any involvement in the negotiations between Apax and the company.

We note the Staff’s comments, and the Proxy Statement has been amended accordingly beginning on page 33 in the section entitled “The Merger – Reasons for the Merger” to clarify that none of Messrs. Hilfiger, Gehring or Onnink had any involvement in negotiations of the merger agreement between Apax and the Company. We also direct the Staff’s attention to the Company’s response letter filed on February 24, 2006 (the “Response Letter”), which on page 8 under the heading “Not ‘Engaged’ in a Going Private Transaction,” provides that “[a]s neither Messrs. Gehring or Onnink are executive officers or directors of the Company nor participated in any negotiations of the transaction, neither Mr. Gehring nor Mr. Onnink should be deemed to be ‘engaged’ in the transaction.”

2.	Please clarify the statement on page 24 indicating that Messrs. Onnink and Gehring were permitted to discuss with Apax their “potential participation in a transaction.” Please discuss the nature of these negotiations.

We note the Staff’s comments, and the Proxy Statement has been amended accordingly beginning on page 25 by adding the following disclosure:

“Messrs. Gehring and Onnink engaged in negotiations with Apax relating to their equity participation, board composition and employment arrangements in the event Apax were to acquire the Company. As a result of such negotiations, Messrs. Gehring and Onnink entered into the Memorandum of Understanding, the principal terms of which are described in the section entitled “The Merger – Interests of Certain Persons in the Merger – Other Employment Arrangements.”

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3.	We note your response to comment 6 in our letter dated February 17, 2006. Please advise us of the expected equity ownership levels for Messrs. Onnink and Gehring on an individual basis, and advise us of the amount of revenues, assets and net income of the company attributable to Tommy Hilfiger Europe. Also, please tell us about the extent of Mr. Hilfiger’s ownership interest in the surviving company. We note that you have not finalized these terms, but you should provide us with a range of possible ownership levels following the transaction.

We respectfully advise the Staff that Mr. Gehring and Mr. Onnink will acquire an indirect interest (i.e., shares of an entity up the chain from the Company) in 4.99% and 1.01%, respectively, in each case, of the equity of the surviving company on a primary basis through an investment vehicle, which will directly or indirectly own shares in Parent. While Messrs. Gehring and Onnink are also expected to have rights to invest additional amounts alongside Apax in the transaction, such amounts and the terms of such investment are not finalized and, in any event, are not expected to result in a meaningful increase in their share ownership. (Like other managers of the Company following the merger, as disclosed in the Proxy Statement, Messrs. Gehring and Onnink are also expected to participate in an equity incentive plan in an entity which will indirectly own shares of the Company, though such ownership is likely to be in the form of employee stock options which do not carry any voting rights and may be worthless if the value of the Company does not increase.)

In response to the Staff’s request for a range of possible ownership levels for Mr. Hilfiger, the Company has been informed that it is the expectation of Apax and Mr. Hilfiger that, if Mr. Hilfiger invests, Mr. Hilfiger would own shares constituting an indirect economic ownership interest in the Company’s equity of between 4% and 6%. We note that this expected ownership level would not materially differ from the level of Mr. Hilfiger’s current ownership of ordinary shares of the Company (i.e., beneficial ownership of 4.3% of the outstanding ordinary shares).

With respect to the Staff’s request for the amount of revenues, assets and operating income of the Company attributable to Tommy Hilfiger Europe, we believe that it is important to not only compare the results of Tommy Hilfiger Europe to the Company on a consolidated basis (which includes corporate overhead costs which are not attributed to any particular operating segment), but also to compare such results to the aggregate results of the Company’s four operating segments (the U.S. Wholesale, International Wholesale, Retail and Licensing segments) on a combined basis. We believe such latter comparison is more appropriate since it eliminates the costs of consolidation from both sides of the comparison. Additionally, the results of these comparisons should be understood in the context of the 143.5% decline in the operating profits of the Company’s U.S. Wholesale operating segment in fiscal 2005, which resulted in an operating loss for that segment of approximately $27,703,000 in fiscal 2005, as opposed to an operating profit for that segment of $63,720,000 in fiscal 2004. This significant change from an operating profit to an operating loss in the Company’s U.S. Wholesale segment between fiscal 2004 and 2005 skews the operating income comparisons for fiscal 2005. The

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following table sets forth the revenue and operating income of Tommy Hilfiger Europe as compared to the revenue and operating income of all four operating segments on a combined basis and of the Company on a consolidated basis for fiscal 2005, 2004 and 2003.

	Tommy Hilfiger Europe	Four Operating Segments on a Combined Basis	%	Consolidated Company		%
Fiscal 2005
Revenue	$532,027,000	$1,825,257,000	29.1%	$1,780,770,000	(1)	29.9%
Operating Income	$73,492,000	$185,171,000	39.7%	$112,200,000	(2)	65.5%

Fiscal 2004
Revenue	$412,641,000	$1,933,864,000	21.3%	$1,876,897,000	(3)	22.0%
Operating Income	$56,399,000	$249,698,000	22.6%	$198,067,000	(2)	28.5%

Fiscal 2003
Revenue	$275,769,000	$1,949,060,000	14.1%	$1,889,055,000	(3)	14.6%
Operating Income	$29,962,000	$148,549,000	20.2%	$(31,498,000	)(4)	N/A

(1)	Reflects revenues from e-Commerce and Lagerfeld businesses and elimination of intercompany buying office commissions.

(2)	Reflects corporate overhead and addition back of intercompany buying office commissions and royalties.

(3)	Reflects elimination of intercompany buying office commissions.

(4)	Reflects corporate overhead, a significant non-cash charge for goodwill impairment and addition back of intercompany buying office commissions and royalties.

With respect to assets, Tommy Hilfiger Europe accounted for approximately 27%, 23% and 19% for fiscal 2005, 2004 and 2003, respectively, of the Company’s assets.

As a practical matter, as described in great detail in the section entitled “The Merger – Background of the Merger,” the Company’s board of directors and management, and not subsidiary-level officers, determined the direction of the management and policies of the Company. The extent to which this is the case can be seen in the interactions between Mr. Gehring and Mr. Dyer and the Company’s board of directors in March, April and May of 2005, as described in the Proxy Statement beginning on page 20. As described therein, Mr. Gehring requested and was granted access to the board of directors to discuss with the board of directors his proposal to acquire the Company (including the background of his desire to acquire the Company) and his views and perspectives on the Company’s then current and future operations. At that meeting, the independent directors of the board of directors determined that it was not in the best interests of the Company’s shareholders for the Company to consider such a transaction at that time. We also note, however, that the board of directors then turned to the Company’s management and its advisors for their recommendations with respect to the Company’s strategic alternatives. Given the foregoing, we respectfully submit that, although Tommy Hilfiger Europe is a significant subsidiary of the Company, it was the Company’s board of directors and management who determined the direction of the management and policies of the Company.

March 9, 2006

Form 10-K for the year ended March 31, 2005

4.	Where a comment below requests additional disclosures to be included, please show us in your response what the revised disclosures will look like. Unless otherwise indicated in our comment, these additional disclosures should be included in your future filings.

We have modified our model disclosures as suggested and will include these types of expanded disclosures in our future filings, as requested (note that all dollar amounts below are stated in thousands).

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations

5.	We note your response to comment 11 in our letter dated February 17, 2006 regarding your discussion of the change in comparable store sales. Your current discussion of comparable store sales as presented on page 30 is very general and does not provide specific information on the percentage change over the prior year. Please revise your discussion of comparable store sales to present the percentage change in sales for this group of stores in the current period when compared with the prior year. Please also clarify which stores you include in your calculation when arriving at your percentage change in comparable store sales for each period presented.

We will revise our Management’s Discussion and Analysis to present the percentage change in comparable store sales as well as which stores are included in this calculation, as illustrated using with our prior 10-K disclosure as an example:

“Retail Segment

Net revenue increased $74,883, or 17.6%, from fiscal 2004 to fiscal 2005, as a result of the addition of 33 stores since March 31, 2004, increased net revenue from existing stores, including those operating for the full year in fiscal 2005 versus a partial year in fiscal 2004, and from favorable exchange rates. $66,106 of the increase is attributable to the 33 retail stores (11 in the U.S. and 22 internationally) that opened in fiscal 2005 along with the non-comparable net revenue of those stores that were opened for a partial period in either fiscal 2005 or 2004, consisting of approximately $15,947 of revenue in the U.S. and $50,159 of international revenue. Comparable store sales, which include net revenue from stores that reached the one year anniversary of their opening, increased approximately 1%, from fiscal 2004 to fiscal 2005. The portion of the total increase outside the U.S. that is attributable to favorable exchange rates approximated $9,300. At March 31, 2005, the Company operated 200 retail stores, consisting of 159 outlet stores and 41 specialty stores, compared to 167 stores, consisting of 132 outlets and 35 specialty stores in fiscal 2004.”

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6.	We note your response to comment 12 in our letter dated February 17, 2006 regarding the need to quantify the incremental impact of each individual business reason when there is more than one business reason causing the overall change between periods. In the example that you presented using the U.S. Wholesale Segment, it would also be appropriate to disclose the difference in store count year over year, and the amount of new sales generated by the new product initiatives which generated higher costs.

We will revise our Management’s Discussion and Analysis to present the change in retailer store count and the amount of revenue derived from new product initiatives, as illustrated below:

“U.S. Wholesale Segment U.S. Wholesale net revenue decreased 29.1% in fiscal 2005 to $679,590 as compared to $958,933 in fiscal 2004. Within the segment, net revenue by component was as follows:

	Fiscal Year Ended March 31,		Change
	2005	2004
Menswear	$230,380	$343,447	$(113,067)
Womenswear	344,641	424,876	(80,235)
Childrenswear	104,569	190,610	(86,041)

	$679,590	$958,933	$(279,343)

Net revenue decreased as a result of lower volume during fiscal 2005, partially offset by higher unit prices, as compared to the prior year as well as revenue from new product initiatives in fiscal 2005. U.S. Wholesale volume, based on unit sales, declined approximately 33% for fiscal 2005 as compared to fiscal 2004. The lower volume was mainly driven by lower orders from the Company’s major customers reflecting lower sales trends at retailers. In addition, the number of retailer store locations that the Company sells through declined approximately 26% from March 31, 2004 to March 31, 2005. Unit prices increased 6.9% for fiscal 2005 as compared to fiscal 2004, primarily as a result of product mix. Revenue from new product initiatives approximated $14,000 in fiscal 2005.

Segment profit decreased 143.5% in fiscal 2005 to a loss of $27,703, as compared to a profit of $63,720 in fiscal 2004. This decrease is a result of the decline in net revenue discussed above and lower gross margin, partially offset by lower expenses. Gross margins declined to 26.3% in fiscal 2005 as compared to 33.7% in fiscal 2004. This decline was mainly due to higher costs associated with new product initiatives, and a higher level of price adjustments in fiscal 2005 as compared to fiscal 2004. In the fourth quarter of fiscal 2005, the U.S. Wholesale segment underwent a restructuring and incurred approximately $14,300 of charges primarily related to the exiting of its Young Men’s Jeans and Wholesale H Hilfiger

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businesses. These charges were more than offset by decreased variable expenses directly related to the lower revenue, as well as approximately $6,500 of subsequent savings from the restructuring, approximately $5,000 of lower depreciation resulting from the impairment of certain fixed assets, and the decrease in the number of retailer store locations as noted above.”

Liquidity and Capital Resources, page 36

7.	We note your response to comment 13 in our letter dated February 17, 2006 regarding the inclusion of amounts to be paid from employment and licensing arrangements and agreements. Please confirm to us if the $19.234 million for all of the periods presented in your revised table of contractual cash obligations include all of the amounts expected to be paid to Mr. Hilfiger under his current lifetime employment agreement with THUSA.

The $19.234 million of management compensation for all periods presented in our prior response did not include all of the amounts that we expect to pay to Mr. Hilfiger under his present employment agreement, which provides for variable compensation, contingent upon revenues of the Company’s U.S. and Canadian wholesale and retail businesses, over his lifetime. Based on the nature of this employment agreement, the amounts that we excluded cannot be reasonably estimated. As background, we note that Mr. Hilfiger’s contingent compensation in excess of a base level of compensation over the past several years was $20,063, $17,844 and $14,046 for fiscal years 2003, 2004 and 2005, respectively. As U.S. Wholesale volume has declined over the past several years, Mr. Hilfiger’s compensation has been directly impacted. As the compensation is variable and contingent upon future revenue over an indeterminate number of years, we do not think that it is practical to estimate for future years. In addition, our prior response included $14,046 of estimated fiscal 2006 compensation based on fiscal 2005 revenue levels; in view of the volatility of the Company’s U.S. Wholesale revenues, upon reflection the Company does not believe it is appropriate to include in the table any future contingent compensation. The revised table below reflects only the base amount of compensation for Mr. Hilfiger for the next five years, as well as any actual fiscal 2005 compensation that was paid in fiscal 2006. The Company will expand the disclosure underneath the table to clarify what is, and is not, included, and provide actual compensation information for Mr. Hilfiger over the prior three fiscal years. In addition to Mr. Hilfiger the Management compensation caption includes amounts that will be owed to David Dyer, our President and CEO. Accordingly, we would propose to further clarify our cash obligations table as illustrated below:

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“As of March 31, 2005, the Company’s contractual cash obligations by future period were as follows:

	Payments Due
	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
Operating leases	$59,722	$102,910	$82,299	$199,283	$444,214
Inventory purchase commitments	304,182	—	—	—	304,182
Interest payments	26,684	53,368	33,593	293,625	407,270
Debt repayments	359	366	192,385	151,236	344,346
Management compensation	2,455	2,250	1,000	—	5,705

Total	393,402	158,894	309,277	644,144	1,505,717

Interest payments are calculated based upon the applicable fixed interest rates for the outstanding notes.

Management compensation includes contractual salary and bonus payments. Bonus payments due in fiscal year 2006 are based on the actual results achieved in fiscal year 2005. There are no bonuses assumed in the table above after year one, as none are contractually payable. The Table does not include any payments that will become due to Mr. Hilfiger for fiscal 2006 and subsequent years which are contingent upon future revenues. Such contingent payments aggregated $14,046, $17,844 and $20,063 based on revenue in fiscal years 2005, 2004 and 2003, respectively. Years one through five of the table above include $500 of annual minimum compensation due to Mr. Hilfiger, however, due to the lifetime nature of Mr. Hilfiger’s contract, the total amount of minimum salary due after 5 years cannot be reasonably estimated. The above table also includes compensation that was paid (or is payable) in fiscal 2006 to Mr. Hilfiger with respect to fiscal 2005. There is no cash compensation required to be paid to management under any licensing contracts or agreements. Please see “Certain Employment Agreements” in Item 11 for further discussion of management compensation.

There are no amounts included in the above table for payments under the Supplemental Executive Retirement Plan, as they cannot be reasonably estimated. Payments under that plan were $185, $3 and $0 in the fiscal years 2005, 2004 and 2003, respectively. Please see “Supplemental Executive Retirement Plan” in Item 11 for further discussion of this program.

There were no significant committed capital expenditures at March 31, 2005. The Company expects fiscal 2006 capital expenditures to approximate $90,000, primarily for further investment in European expansion, new retail stores and corporate facilities.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

(k) Revenue Recognition, page F-11

8.

We note your response to comment 14 in our letter dated February 17, 2006 relating to the impact on your business you expect from the merger of Federated and May Department Stores. You state in your response that the immaterial impact of the stores closed to date, but did not address the impact of Macy’s displacing orders of your products in favor of selling more of their lower cost products from their private labels such as Charter Room. Please revise your disclosure here or in

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Management’s Discussion and Analysis to discuss the impact of this trend on your results of operations in future periods.

We are unable to determine the potential impact of Federated displacing orders of our product in favor of selling lower cost products from their private labels such as Charter Club. While there is a genuine risk that our products may be displaced, it is a risk that we have regardless of the merger. On page 14 of our Form 10-K for the year ended March 31, 2005, under the caption Dependence on Customers Under Common Control, we include the following sentence as part of the disclosure: “A decision by the controlling owner of a group of department stores to modify those customers’ relationships with the company—for example, by decreasing the amount purchased from the Company, focusing on promotion of its private label brands rather than the Company’s products, modifying floor space allocated to apparel in general (or for our products specifically) or requiring economic terms that are less favorable to the Company than the economic terms of the Company’s current relationship with those department stores—could have a material adverse effect on the Company.”

In regards to this particular merger, Federated issued a press release dated September 20, 2005, in which they announced plans to discontinue all but two of May’s private labels. Based on this, we are not aware of any plans to displace our products with lower cost private labels in conjunction with the merger, however we cannot predict what plans the merged company may have. In addition, our ability to quantify such an impact would be entirely dependant on the department store chain providing us with that information. As such, we would propose to add the following to our future disclosures and to also move this disclosure from Note 1 of the financial statements to the Forward Outlook of Management’s Discussion and Analysis:

“In February 2005, Federated Department Stores and May Department Stores announced a merger, which closed in August 2005. Following that merger, Federated announced that it will combine several store names into its Macy’s organization and that approximately 80 redundant stores will be sold or closed commencing in January 2006. During fiscal year 2005, shipments to these locations represented less than 1% of our consolidated net revenue. We are not able to predict the impact that these store closures by Federated will have on our future operations, nor are we able to determine whether any of our products previously sold in Federated or May department stores will be displaced by lower cost private labels as a result of the merger, however, in the event that either of these were to occur we would not expect the impact to be material to our operating results or financial position.”

(n) Advertising Costs, page F-12

9.

We note your response to comment 15 in our letter dated February 17, 2006 regarding your disclosure of gross advertising costs. You state in the second paragraph of the revised disclosure presented in your response that you enter into cooperative advertising programs, and you also state the amount of expenses for each of the fiscal years of 2003, 2004 and 2005. Please tell us if you have netted the

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amounts contributed by your retail partners in arriving at the expense amounts of $5,770, $7,252 and $9,653 for fiscal years 2005, 2004 and 2003. If so, please revise your disclosure in Management’s Discussion and Analysis to include the amounts received from other retailers and disclose if you would continue the same level of advertising in future periods if you did not continue to receive the funds contributed from the other retailers.

The Company’s coop advertising program is such that it reimburses retailers for qualified advertising expenses paid on behalf of the Company versus the retailer reimbursing the Company for its advertising. Thus, the amounts reported in the footnote disclosure represent our reimbursement payments made to retailers, which typically represent 50% of the retailers’ cost for the advertising. We will revise our future disclosure in Management’s Discussion and Analysis to further clarify our coop advertising program as illustrated below:

“The Company has no long-term commitment for advertising programs. In conjunction with each seasonal selling season, the Company makes arrangements with certain retailers to enter into cooperative advertising programs whereby the retailers are reimbursed for a portion of the qualified advertising costs spent on behalf of the Company. The Company’s share of these programs, which typically represents 50% of the total cost incurred by the retailers, is classified as selling, general and administrative expenses and totaled $5,770, $7,252 and $9,653 during the years ended March 31, 2005, 2004 and 2003, respectively. Were these coop advertising programs not available, the Company expects that it would reallocate these funds to other advertising programs, but would not expect to significantly increase its overall advertising expenditures.”

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March 9, 2006

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions concerning this letter to the undersigned at (212) 403-1310 or Eric S. Robinson at (212) 403-1220.

Very truly yours,

/s/ Michael Gat
Michael Gat

cc:	James Gallagher, Esq., Tommy Hilfiger Corporation
Eric Gul, Esq., Tommy Hilfiger Corporation
Eric S. Robinson, Esq., Wachtell, Lipton, Rosen & Katz
Lou R. Kling, Esq., Skadden, Arps, Slate, Meagher & Flom LLP